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                                                                    EXHIBIT 99.1




                                   NEWS FROM:
                          COOLBRANDS INTERNATIONAL INC.


         FOR IMMEDIATE RELEASE

         Date:  May 21, 2004

         For More Information Contact:
         Michael Serruya, Co-Chairman
         CoolBrands International Inc.
         Email Address: mserruya@coolbrandsinc.com
         Telephone: (905) 479-8762

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          CoolBrands Lists New Ice Cream Bars in 6,600 7-Eleven Stores
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  Atkins'r' Endulge'TM', Eskimo Pie'r' and Tropicana'r' Varieties Team Up With
      Chipwich'r' in CoolBrands Biggest Move Ever Into Convenience Stores

CoolBrands International Inc. (TSX: COB.A) today announced that it has received nationwide authorization from Southland Corporation to distribute five new CoolBrands frozen snacks to the approximately 6,600 U.S. 7-Eleven convenience stores.

From Eskimo Pie'r', the inventor of the ice cream bar, a Giant King Size Vanilla Ice Cream Bar with Dark Chocolate Coating which, at 6 fl. oz., is the biggest ice cream bar in the freezer case.

From Atkins'r' Endulge'TM', the first super premium ice cream with no sugar added to fit a controlled carbohydrate lifestyle, two flavors of ice cream bars, each with only three Net Carbs (carbohydrates that affect blood sugar) - Vanilla with Milk Chocolate Coating and Caramel Turtle Sundae, with Caramel Flavored Ice Cream swirled with Chocolate Fudge and covered with Dark Chocolate Coating and Pecans.

And, from Tropicana'r', the world leader in quality fruit juices, two flavors of Tropicana Swirls - Vanilla Ice Cream with Raspberry Sorbet and Vanilla Ice Cream with Orange Sorbet.

These products join Chipwich'r', CoolBrands' number one product line for small format retailers, in a rapidly expanding portfolio of CoolBrands frozen snacks aimed at the "impulse sales" or "out of home" segment.

"Acquiring the Haagen-Dazs distribution system from Nestle gave us strong access to small format retailers across the U.S.," said David J. Stein, President and Co-CEO for CoolBrands International Inc. "We are combining this distribution clout with our powerful brands and cutting edge manufacturing resources to bring new and exciting frozen snacks to consumers and build market share for CoolBrands in the out-of-home segment of the ice cream category."





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CoolBrands International also announced today that it will be meeting next week with investors in the U.S. and Canada. A copy of the written presentation being shown to investors will be available on CoolBrands' website at www.coolbrandsinc.com.

About CoolBrands International:

CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands is the pre-eminent company in the fast-growing "Better for You" ice cream category with offerings such as fat free, non-dairy Whole Fruit'TM' Sorbet, Weight Watchers'r' Smart Ones'r' low-fat and fat-free frozen desserts and new Atkins'r' Endulge'TM' controlled carbohydrate super premium ice cream. CoolBrands also competes in the super premium ice cream category with the Dreamery'r' Ice Cream and Godiva'r' Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams, frozen novelties and frozen desserts under the Eskimo Pie'r', Chipwich'r', Tropicana'r', Welch's'r', Yoplait'r', Betty Crocker'r' and Trix'r' brand names.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates the second largest "direct store delivery" (DSD) ice cream distribution system in the U.S., serving CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains. Americana Foods also manufactures and sells products for the foodservice channel, which are extensively used to standardize quality and reduce labor costs in on-site food preparation.

CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry, including Weight Watchers'r' Smart Ones'r' Non Fat Soft Ice Cream and soon to be introduced Atkins'r' Endulge'TM' Soft Ice Cream for controlled carbohydrate lifestyles. CoolBrands also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana'r' Smoothies, Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company-owned, franchised and non-traditional partnership locations around the world.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as `anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationships with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.